seifert@maitland.com

     02195

August 9, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Charito A. Mittelman
Division of Corporation Finance

Dear Sirs/Mesdames:

Re:	Dittybase Technologies, Inc. (the “Company”)
Amendments No. 1 and 2 to Registration Statement on Form 20-F (the “Form”)
Filed May 9 and July 8, 2005 - File No. 0-51082

We are writing in response to your letter of July 22, 2005 in the above matter.

We have made changes to the Form as required by your comments. Both clean and black-lined copies of the Form are included in this paper filing. The Form has been filed on EDGAR in both black-lined and clean versions, along with a copy of this letter.

We have followed the heading and numbering system contained in your July 22nd letter. Any comments made in this letter which do not respond directly to the July 22nd letter have been made in uppercase.

WE HAVE UPDATED INFORMATION, WHERE REQUIRED THROUGHOUT THE FORM, FROM JUNE 20 TO JULY 31, 2005.

THE WORD “dittyNET” WAS SOMETIMES INCORRECTLY SHOWN IN THE FORM AS “dittyNet”. THIS CHANGE HAS BEEN MADE THROUGHOUT THE FORM.

Selected Financial Data

1.
The currency exchange rate information has been added for the three months ended March 31, 2005. IN ADDITION, WE HAVE ADDED JUNE AND JULY AND REMOVED DECEMBER AND JANUARY FROM THE TABLE RESPECTING THE SIX MONTH EXCHANGE RATES. See pages 3 and 4.

UNDER B. CAPITALIZATION AND INDEBTEDNESS, WE HAVE EXPANDED “INDEBTEDNESS” FOR CLARIFICATION PURPOSES. See page 5.

Risk Factors

General

2.	Your comments are noted.

The Company’s business may be affected by interruptions in internet service

3.	Risk (f) has been amended as requested. See page 7.

Doubt about the Company’s ability to continue as a going concern

4.	Risk (c) has been amended as requested. See page 6.

Material tax consequences to US investors

5.	Risks (q) and (r) now contain the information requested. See page 10.

Business Overview

6&7.	This disclosure has been expanded as requested. See pages 12 and 13.

Three Year History

From December 2000 to December 2001

8.

Please note that in addition to our response to your prior comments 27 and 28 with respect to the issue of filing material contract as exhibits, we advise that it is the Company’s opinion that the agreements referred to in this section, being the agreements with Cinetrax and MPI, are agreements in the ordinary course of the Company’s business. The Company currently has approximately 30 business partners who have all executed similar agreements with the exception of the payment terms. In addition, no one partner generates more than 10% of the company’s current revenue. The forms of Music Partner License Agreement and Music Library License Agreement have been previously filed.

A “strategic partnership” is explained under this heading. See pages 13 and 14.

During the year ended December 2004

9.	This disclosure has been expanded as requested. See page 14.

Industry Overview

10.
We enclose the updated information used in this section of the Form. This updated information was inadvertently omitted from the previous filing. The disclosure has been updated as requested See pages 16 and 17. We have also added Risk (v) with regard to piracy and illegal downloads of music. See page 11. As the Company has made attempts to mitigate this risk, we have included additional language. Furthermore, because of these mitigating factors we do not feel it is necessary to comment on weak intellectual property protections in developing countries.

Operating Results of the Company

Fiscal year ended December 31, 2002 compared to the fiscal year ended December 31, 2001

11.	Disclosure has been added to this paragraph as requested. See page 24.

Fiscal year ended December 31, 2001 compared to the fiscal year ended December 31, 2000

12.	This disclosure has been expanded. See page 25.

Liquidity and Capital Resources

13.	We have added new disclosure at the bottom of page 25 and at the top of page 26.

Trend Information

14.
A paragraph has been added under “Sales”. See page 27. The Company’s Dittybase client application came online in late 2004 and, combined with marketing efforts, the Company has seen a significant and continuing increase in leads which has resulted in a steady increase in sales per quarter. We have deleted the reference to Order Book as it is not relevant in the Company’s business models as orders are filled immediately.

Digital Asset Management

15.	This disclosure has been expanded. See page 28.

Major Shareholders and Related Party Transactions

16.
The Company relied on Rule 506 of Regulation D under the 1933 Act in each case as each investor advised the Company that they satisfied one or more of the categories of U.S. Accredited Investor as that term is defined.

Related Party Transactions

17.	There were no formal agreements entered into at the time the loans were made. In the future, the Company will ensure that full documentation is prepared for all financial transactions.

INFORMATION HAS BEEN ADDED TO “SIGNIFICANT CHANGES” ON PAGE 35 WITH REGARD TO PRIVATE PLACEMENTS CARRIED OUT BETWEEN JUNE 30 AND JULY 31. ALSO SEE PAGE 37 FOR UPDATED SHARE AND WARRANT ISSUANCES PURSUANT TO THESE PRIVATE PLACEMENTS.

Memorandum and Articles of Incorporation

18.	This disclosure has been revised to be more concise. In our opinion any further reduction would result in possible incomplete or inaccurate disclosure. See pages 37 to 39.

Consolidated Statements of Operations

19.	See Note 9 to the amended audited financial statements. The source of Other income consists of recovery of moving costs from a company with a common director and sales by the Company of music licensing sales generated during the Company’s development stage prior to achieving full operations.

Note 2 – Significant Accounting Policies

h) – Revenue Recognition

20.	See Note 2 h) to the amended audited financial statements.

Note 3 – GST Receivable

21.
The GST Receivable shown as at December 31, 2004 was collected subsequent to December 31, 2004, which supported the determination of the balance as fully collectible. The GST receivable is created by purchasing taxable supplies from registered suppliers, and is collected by filing a return with the Canadian government.

Note 6 – Loans Payable

22.
As we previously advised, there was no business purpose for these lenders providing the Company with interest free loans. As we advised, the non-interest bearing loans with no repayment provisions attached, for a total of $222,194, were made to the Company by three separate friends of Mr. Daniels to assist the Company in getting its business up and running. No rights or privileges were granted to the lenders, other than the expectation by the lenders of repayment of the loans when the Company is in a position to do so.

See Note 9 to the amended audited financial statements disclosing that amounts due to related parties are not convertible into common shares of the Company. See Note 8 b) to the amended audited financial statements disclosing that the warrants arise from private placements and thus were not issued for services.

Note 9 – Related Party Transactions

23.	See Note 9 to the amended audited financial statements.

We trust the above and the revisions made to the Form satisfactorily respond to the comments contained in your July 22nd letter, and that the amended financial statements will be found in order.

Yours very truly

MAITLAND & COMPANY

Michael L. Seifert

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